

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Lindsay E. Gorrill
Chief Executive Officer
JayHawk Energy, Inc.
6420 E. Seltice Way
Post Falls, Idaho 83854

> **Re: JayHawk Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 20, 2010**
> **File Number 333-166970**

Dear Mr. Gorrill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

We may need additional financing…, page 4

1.   Include a separate risk factor addressing the likelihood that existing stockholders may experience dilution through future financings. Specifically address any plans you may have to issue stock, including convertible securities, in lieu of paying cash or interest or to finance future projects.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.   Provide a table of contractual obligations.

3.   We note that in the "Corporate Presentation – September 2009" posted on your
        website, you revealed plans to invest $1-1.5 million over the three months ended
        December 2009 to drill and tie in three wells and to invest $3-5 million over the
        six months ended June 2010 to drill and tie in ten wells. Discuss the outcome of
        these plans and your plans for the near future.

4.   We further note in the "Corporate Presentation – September 2009" your
        projection of total revenues of $8.5 million in 2010, $14.5 million in 2011 and
        $19.0 million in 2012. These represent a significant increase from total revenues
        of $588,410 for the year ended September 30, 2009. Please revise your
        "Overview" section to describe the most important matters on which you are
        focusing in evaluating your financial condition and operating performance. To
        enhance an investor's understanding of your business, you should provide insight
        regarding material opportunities, challenges and risks on which you are focused in
        both the short and long term. See Release No. 33-8350 (Nov. 29, 2003). For
        example, if these projections represent your expectations of increased revenues
        from your oil and gas projects, please discuss these, and provide a basis for your
        estimates.

Cash Flows, Liquidity and Capital Resources, page 15

5.   We note your statement that "Generally, [y]our main sources of liquidity are cash
        and internally generated cash flow from the sale of crude oil and natural gas."
        Please explain your statement in light of the fact that, while you had positive cash
        flows from operating activities for the six months ended March 31, 2010, you had
        negative cash flows from operating activities for the fiscal years ended September
        30, 2009 and September 30, 2008. In this regard, we note that your combined
        cash flows from financing activities were $10,869,042 but your combined cash
        flows from operating activities were $37,479 over the course of these periods.

6.   In quantitative terms, provide a detailed discussion of your liquidity sources and
        needs in the next 12 months. State whether you have any plans or arrangements
        for future financing, written or otherwise.

7.   Discuss the impact of the joint venture agreement with DK True Energy
        Development (DKTED) on your liquidity. Include in your discussion DKTED's
        option to cap its participation and working interest.

8.   We note that your accounts payable increased $1,324,728. Explain this increase
        and the effect it will have on your liquidity and planned capital expenditures.
        Describe any unique items or circumstances that contributed to this increase.

Business, page 16

9.   We note that you mention "projects with near term cash flow potential." Discuss
        these projects in further detail.

Management, page 18

10. Indicate any other directorships held by each director. We note that Star Gold Corp. lists Mr. Gorrill as its President and Director.

Exhibits

11. Include your joint venture agreement with DKTED as an exhibit or explain why it has not been included. In your Form 8-K filed on August 11, 2009, we note that you entered into a letter agreement with DKTED on August 7, 2009 and planned to complete further documentation later in that month. Please provide an update on the status of this agreement and explain why it has not been filed as a material definitive agreement.

Exhibit 23.2

12. Please file an updated consent that pertains to this registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Marc J. Ross